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                           July 2, 2020

       Tyson E. Marshall
       VP, Associate General Counsel
       Alphatec Holdings, Inc.
       5818 El Camino Real
       Carlsbad, California 92008

                                                        Re: Alphatec Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2020
                                                            File No. 333-239546

       Dear Mr. Marshall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joshua E. Little